DATE: 16 May, 2007

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Quarter Ended March 31, 2007

LONDON, United Kingdom, May 16, 2007 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

QUARTER HIGHLIGHTS

•

Commissioning three operations – Lefa, Masara and Nugget Pond

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EBITDA of negative $5.0 million, reflecting the capitalisation of sales and reduced production during the commissioning of Lefa, Masara Phase 1 plant and Nugget Pond production facility

•

Lefa

-

Management has made the decision to increase processing capacity

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First gold poured in February 2007

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Commissioning was impacted by two general strikes in Guinea

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Significant reserve and resource increase at Lefa

➢

Proven and probable reserves increased by 870,000 ounces to 3.38 million ounces (34% increase)

➢

Measured and indicated resources increased by 980,000 ounces to 4.819 million ounces (25% increase)

➢

Inferred resources increased to 1.13 million ounces from 0.79 million ounces (43% increase)

➢

Higher grade (+3 g/t Au) satellite deposits identified at Siguirini and Banora.

•

Masara

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Phase 1 pilot project at Masara successfully commissioned

-

Construction of Phase 2 underway expected to be completed in Q3 with commissioning during Q4

-

Significant resource increase at Masara

➢

Indicated resources as at February 28, 2007 increased by 15% to 0.304 million ounces

➢

Inferred resources increased by over 60% to 1.847 million ounces

➢

Indications of increased grade in plunging ore shoots

For full Q1 Results, please see attached file.

http://www.crewdev.com/pdf/Q1%20MARCH%2031ST%202007%20Crew%20Mar%2031%202007%20PRFinal.pdf

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Jan A Vestrum

President and CEO

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